Exhibit 99.7

Paris, March 8, 2010

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total Announces Plan to Repurpose its Dunkirk Refinery Site
In response to a structural decline in petroleum product demand, Total today presented the Central Works Council with a plan to permanently shut down refining operations at its Dunkirk site, which will be repurposed.
In order to ensure the site’s future and maintain jobs, Total will:
•	Develop new refining operations support and petroleum logistics activities on the Dunkirk site.

•	Partner French electric utility EDF in the implementation of the planned LNG terminal project for Dunkirk.

•	Participate actively in local discussions on revitalizing the Dunkirk region’s economy.
There will be no lay-offs. All employees concerned are guaranteed jobs with Total.
Permanent Refinery Shutdown
The collapse in petroleum product demand in France, Europe and the United States has compelled Total to adjust its refining capacity, in particular in northern France.
The Flandres refinery reported a loss of more than €130 million in 2009. Production was halted in September 2009. Given the poor outlook, resuming refining operations at the site is no longer considered viable.
Under the plan, the Flandres refinery will be shut down permanently, resulting in a gradual dismantling of units that could continue to 2013.
Three New Businesses Activities
The refinery will be repurposed as an industrial and technical facility engaged in three new activities that will leverage the industry-specific expertise of employees. A total of 240 jobs will be maintained at the site, equivalent to two-thirds of the current workforce.
•	A refining operations support center employing 180 people that will provide other Total refineries with technical support for routine operations and assistance with preparing, defining and organizing major maintenance and revamping projects. The center’s teams will also be responsible for static equipment inspection.

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
•	A refining training center employing 25 people that will train Group employees in the technical competencies required for refining. Other Total Refining & Marketing and Total Petrochemicals businesses will also benefit from these services.

•	A logistics depot employing 15 people, utilizing the refinery’s tank farm.
In addition, there will be administrative positions for a further 20 people involved in site management.
A Biofuel Cluster
Total and its partners will study the possibility of maintaining the existing ethyl tertiary butyl ether (ETBE) production unit at the Dunkirk site. ETBE is used in biofuels. In addition, it will offer the site to its BioTfueL project partners for a second-generation biofuel pilot unit.
The cluster would provide jobs for around 30 people.
Total’s Participation in EDF’s Planned LNG Terminal
Total and EDF have signed an agreement whereby Total reserves regasification capacity in the planned Dunkirk LNG terminal being developed by Dunkerque LNG, an EDF subsidiary in which it will acquire an interest.
With regasification capacity of between 10 billion and 13 billion cubic meters per year, the Dunkirk terminal would be able to meet more than 20% of French natural gas demand, which is equivalent to over 150% of the Flandres refinery’s energy production capacity. Dunkerque LNG will make the final investment decision by summer 2010, with a view to commissioning in 2014. The project remains subject to the necessary regulatory approvals, successful marketing and construction calls for tenders.
Up to 1,200 people will work on the project during the construction phase. Terminal operation will create at least 50 direct jobs, along with an estimated 150 indirect jobs. The partners would lend their expertise and staff during the construction and operating phases.
The letter of intent signed with EDF stipulates that Flandres refinery employees will be given priority consideration for the sustainable, direct jobs created.
Personalized Support and Solutions for Each Employee
The plan provides voluntary solutions for each employee.
The 370 people concerned by the refinery shutdown will be offered three options.
1)	They can stay in Dunkirk to:

•	Work at the repurposed facility (240 people), in:
     - The refining operations support center (180 people).
     - The training center (25 people).
     - The depot (15 people).
     - Administration (20 people).
•	Transfer to the LNG terminal project (50 people).
2)	They can transfer to another Total facility in France to:
•	Work in other Total refineries (80 people).
•	Work in other Total units (30 people).

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
3) Take early retirement (20 people).
Because of the unusual nature of the planned repurposing, each employee will be offered a choice of at least two jobs within the Group, which will set up an organization to help families move and offer financial support to employees who decide to set up their own businesses.
Ongoing Constructive Discussions
Total will continue to actively work with the public authorities and other businesses in the Dunkirk region.
In particular, it will leverage the experience of its subsidiary Total Développement Régional (TDR), which supports job creation by small and medium-sized regional businesses, in partnership with local socioeconomic stakeholders. In the last ten years, TDR has helped to create or maintain 25,000 jobs in France.
During the local Dunkirk round table discussions, TDR will share with the relevant public authorities the findings of a community and regional audit to identify the real impact of the planned repurposing on employment in the area, in the industry and by category.
Total has pledged to share all its tools and resources with Dunkirk stakeholders to help maintain jobs in the area.
Total’s Pledges
As a responsible corporate citizen, Total knows that it must adjust to declining oil consumption in Europe and the shift in demand to more environmentally friendly products.
The Group has made a number of firm pledges to address employee concerns and demonstrate to stakeholders its assertive commitment to working with them on innovative, sustainable solutions to maintain businesses and jobs in the region.
The pledges made by Total, reiterated on February 23 following talks with labor unions, are:
•	To guarantee each employee a job at Total that fits with his or her competencies.

•	To continue to be a major economic partner of the Dunkirk region, especially the port, by taking part in EDF’s LNG terminal project.

•	To take an active part in regional dialogue: on March 10, Total will take part in a round table discussion of the economic outlook for the Dunkirk region that will consider the future of the Flandres refinery and its impact on local employment, the port, industrial activities and service provider jobs.

•	To participate in national dialogue: on April 15, Total will take part in a national round table discussion on the future of the refining industry in France, sponsored by the Minister of Industry.

•	Not to close or sell any French refinery over the next five years, with the exception of the planned repurposing of the Flandres refinery.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 97,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com